Exhibit 99.2

Management’s discussion and analysis

for the quarter ended June 30, 2021

5	OUR STRATEGY

7	SECOND QUARTER MARKET UPDATE

11	CONSOLIDATED FINANCIAL RESULTS

17	OUTLOOK FOR 2021

20	LIQUIDITY AND CAPITAL RESOURCES

22	FINANCIAL RESULTS BY SEGMENT

25	OUR OPERATIONS - SECOND QUARTER UPDATES

26	QUALIFIED PERSONS

27	ADDITIONAL INFORMATION

This management’s discussion and analysis (MD&A) includes information that will help you understand management’s perspective of our unaudited condensed consolidated interim financial statements and notes for the quarter ended June 30, 2021 (interim financial statements). The information is based on what we knew as of July 27, 2021 and updates our first quarter and annual MD&A included in our 2020 annual report.

As you review this MD&A, we encourage you to read our interim financial statements as well as our audited consolidated financial statements and notes for the year ended December 31, 2020 and annual MD&A. You can find more information about Cameco, including our audited consolidated financial statements and our most recent annual information form, on our website at cameco.com, on SEDAR at sedar.com or on EDGAR at sec.gov. You should also read our annual information form before making an investment decision about our securities.

The financial information in this MD&A and in our financial statements and notes are prepared according to International Financial Reporting Standards (IFRS), unless otherwise indicated.

Unless we have specified otherwise, all dollar amounts are in Canadian dollars.

Throughout this document, the terms we, us, our and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

Caution about forward-looking information

Our MD&A includes statements and information about our expectations for the future. When we discuss our strategy, plans, future financial and operating performance, or other things that have not yet taken place, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States (US) securities laws. We refer to them in this MD&A as forward-looking information.

Key things to understand about the forward-looking information in this MD&A:

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It typically includes words and phrases about the future, such as: anticipate, believe, estimate, expect, plan, will, intend, goal, target, forecast, project, strategy and outlook (see examples below).

•	It represents our current views and can change significantly.

•	It is based on a number of material assumptions, including those we have listed starting on page 3, which may prove to be incorrect.

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Actual results and events may be significantly different from what we currently expect, due to the risks associated with our business. We list a number of these material risks below. We recommend you also review our annual information form, first quarter and annual MD&A, which includes a discussion of other material risks that could cause actual results to differ significantly from our current expectations.

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Forward-looking information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Examples of forward-looking information in this MD&A

•	the discussion under the heading Our strategy, including for uranium production, purchases and contracting, expected benefits to us associated with a restart of our tier-one assets, about our vision and involvement in the nuclear fuel cycle, our ability to self-manage risk and to address environmental, social and governance risks and opportunities

•	the discussion under the heading Strategy in action, including our ability to self-manage risk, expected financial capacity to execute our strategy, views on uranium supply, demand, contracting, creating long-term value, and deliveries, meeting customers’ delivery needs and credit facility drawings

•	the discussion under the heading Our response to Coronavirus (COVID-19), including priority on employee health and safety in our plans, and our intention to continue to monitor developments related to the COVID-19 pandemic and to take a measured approach

•	our expectations about 2021 and future global uranium supply, demand, consumption and the role of nuclear power and its growth profile, including the discussion under the heading Second quarter market update

•	the discussion of our expectations relating to our Canada Revenue Agency (CRA) transfer pricing dispute, including our expectations regarding receiving refunds and payment of disbursements from CRA, our confidence that the courts would reject any attempt by CRA to utilize the same or similar positions for other tax years currently in dispute, and our belief that CRA should return the full amount of cash and security that has been paid or otherwise secured by us
•	the discussion under the heading Outlook for 2021, including expected business resiliency, expectations for 2021 average unit cost of sales, average purchase price per pound, deliveries and production, 2021 financial outlook, our revenue, adjusted net earnings and cash flow sensitivity, and our price sensitivity analysis for our uranium segment

•	the discussion under the heading Liquidity and capital resources, including expected liquidity to meet our 2021 obligations and our expectations for our uranium contract portfolio to provide a solid revenue stream

•	our expectation that our operating and investment activities for the remainder of 2021 will not be constrained by the financial-related covenants in our unsecured revolving credit facility

•	life of mine operating cost estimates for the Cigar Lake and Inkai operations

•	our future plans and expectations for each of our uranium operating properties and fuel services operating sites

•	our expectations related to care and maintenance costs

Material risks

•	actual sales volumes or market prices for any of our products or services are lower than we expect for any reason, including changes in market prices, loss of market share to a competitor, trade restrictions or the impact of the COVID-19 pandemic

•	we are adversely affected by changes in currency exchange rates, interest rates, royalty rates or tax rates
•	we are affected by political risks

•	we are affected by terrorism, sabotage, blockades, civil unrest, social or political activism, outbreak of illness (such as a pandemic like COVID-19), accident or a deterioration in political support for, or demand for, nuclear energy

•	we may be unable to successfully manage the current environment resulting from the COVID-19 pandemic and its related operational, safety, marketing or financial risks successfully, including the risk of significant disruptions to our operations, workforce, required supply or services, and ability to produce, transport and deliver uranium

2    CAMECO CORPORATION

•	our production costs are higher than planned, or our cost reduction strategies are unsuccessful, or necessary supplies are not available, or not available on commercially reasonable terms

•	our strategies may change, be unsuccessful or have unanticipated consequences

•	changing views of governments and companies regarding the pursuit of carbon reduction strategies

•	our estimates and forecasts prove to be inaccurate, including production, purchases, deliveries, cash flow, revenue, costs, decommissioning, reclamation expenses, or receipt of future dividends from JV Inkai

•	we are unable to enforce our legal rights under our agreements, permits or licences

•	we are subject to litigation or arbitration that has an adverse outcome

•	that we may not receive expected refunds and payments from CRA

•	that the courts may accept the same, similar or different positions and arguments advanced by CRA to reach decisions that are adverse to us for other tax years

•	the possibility of a materially different outcome in disputes with CRA for other tax years

•	that CRA does not agree that the court rulings for the years that have been resolved in Cameco’s favour should apply to subsequent tax years

•	that CRA will not return all or substantially all of the cash and security that has been paid or otherwise secured in a timely manner, or at all

•	there are defects in, or challenges to title, to our properties

•	our mineral reserve and resource estimates are not reliable, or there are unexpected or challenging geological, hydrological or mining conditions

•	we are affected by environmental, safety and regulatory risks, including workforce health and safety or increased regulatory burdens or delays resulting from the COVID-19 pandemic or other causes

•	necessary permits or approvals from government authorities cannot be obtained or maintained
•	a major accident at a nuclear power plant

•	we are impacted by changes in the regulation or public perception of the safety of nuclear power plants, which adversely affect the construction of new plants, the relicensing of existing plants and the demand for uranium

•	government laws, regulations, policies or decisions that adversely affect us, including tax and trade laws and sanctions on nuclear fuel imports

•	our uranium suppliers or purchasers fail to fulfil their commitments

•	our Cigar Lake development, mining or production plans are delayed or do not succeed for any reason

•	the McClean Lake’s mill production plan is delayed or does not succeed for any reason

•	water quality and environmental concerns could result in a potential deferral of production and additional capital and operating expenses required for the Cigar Lake operation

•	JV Inkai’s development, mining or production plans are delayed or do not succeed for any reason

•	our expectations relating to care and maintenance costs prove to be inaccurate

•	we are affected by natural phenomena, including inclement weather, forest fires, floods and earthquakes

•	operations are disrupted due to problems with our own or our suppliers’ or customers’ facilities, the unavailability of reagents, equipment, operating parts and supplies critical to production, equipment failure, lack of tailings capacity, labour shortages, labour relations issues, strikes or lockouts, fires, underground floods, cave-ins, ground movements, tailings dam failures, transportation disruptions or accidents, unanticipated consequences of our cost reduction strategies, or other development and operating risks

Material assumptions

•	our expectations regarding sales and purchase volumes and prices for uranium and fuel services, trade restrictions and that counterparties to our sales and purchase agreements will honour their commitments

•	our expectations regarding spot prices and realized prices for uranium, and other factors discussed under the heading Price sensitivity analysis: uranium segment

•	that the construction of new nuclear power plants and the relicensing of existing nuclear power plants not being more adversely affected than expected by changes in regulation or in the public perception of the safety of nuclear power plants

•	our ability to continue to supply our products and services in the expected quantities and at the expected times
•	our decommissioning and reclamation estimates, including the assumptions upon which they are based, are reliable

•	our mineral reserve and resource estimates, and the assumptions upon which they are based, are reliable

•	our Cigar Lake development, mining and production plans succeed

•	the McClean Lake mill is able to process Cigar Lake ore as expected

•	JV Inkai’s development, mining and production plans succeed

•	the ability of JV Inkai to pay dividends

•	that care and maintenance costs will be as expected

•	our and our contractors’ ability to comply with current and future environmental, safety and other regulatory requirements and to obtain and maintain required regulatory approvals

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•	our expected production levels for Cigar Lake, JV Inkai and our fuel services operating sites

•	our cost expectations, including production costs, operating costs, capital costs and the success of our cost reduction strategies

•	our expectations regarding tax payments, royalty rates, currency exchange rates and interest rates

•	our entitlement to and ability to receive expected refunds and payments from CRA

•	in our dispute with CRA that courts will reach consistent decisions for other tax years that are based upon similar positions and arguments

•	that CRA will not successfully advance different positions and arguments that may lead to different outcomes for other tax years

•	our expectation that we will recover all or substantially all of the amounts paid or secured in respect of the CRA dispute to date

•	our understanding of the geological, hydrological and other conditions at our uranium properties
•	our expectations for the nuclear industry, including its growth profile, market conditions and the demand for and supply of uranium

•	the continuing pursuit of carbon reduction strategies by governments and companies and the role of nuclear in the pursuit of those strategies

•	our operations are not significantly disrupted as a result of political instability, nationalization, terrorism, sabotage, blockades, civil unrest, breakdown, natural disasters, forest or other fires, outbreak of illness (such as a pandemic like COVID-19), governmental or political actions, litigation or arbitration proceedings, the unavailability of reagents, equipment, operating parts and supplies critical to production, labour shortages, labour relations issues, strikes or lockouts, underground floods, cave-ins, ground movements, tailings dam failure, lack of tailings capacity, transportation disruptions or accidents, unanticipated consequences of our cost reduction strategies, or other development or operating risks

4    CAMECO CORPORATION

Our strategy

We are a pure-play nuclear fuel supplier, focused on providing a clean source of energy and taking advantage of the long-term growth we see coming in our industry. Our strategy is to focus on our tier-one assets and profitably produce at a pace aligned with market signals in order to preserve the value of those assets and increase long-term value, and to do that with an emphasis on safety, people and the environment.

We have been executing our strategy on three fronts – operational, marketing and financial. Currently, our financial results reflect the strategic decisions we have made and the costs associated with those decisions, not our tier-one cost structure. However, we believe the steps we are taking, including the investment in digital and automation technologies, will support the restart of our tier-one assets and create a more flexible asset base, thereby enabling us to align our overall production decisions with our contract portfolio commitments and opportunities, allow us to eliminate the care and maintenance costs incurred while our tier-one production is suspended and to benefit from the favourable life-of-mine economics our tier-one assets provide. We have undertaken a number of deliberate and disciplined actions: we have cut production below our committed sales level, we are actively purchasing material on the spot market to meet our sales commitments, we are focused on protecting and extending the value of our contract portfolio and providing a home for our future tier-one production, and we are prudently managing the company. As a result, our balance sheet is strong, and we are well-positioned to self-manage risk.

Our vision – “Energizing a clean-air world” – recognizes that we have an important role to play in enabling the vast reductions in global greenhouse gas emissions required to achieve a resilient net-zero carbon economy. We are vertically integrated across the nuclear fuel cycle. Our uranium and fuel services products are used around the world in the generation of safe, carbon-free, affordable, base-load nuclear energy. In addition, we are exploring other emerging and non-traditional opportunities within the fuel cycle, which align well with our commitment to responsibly and sustainably manage our business and increase our contributions to global climate change solutions, such as our investment in Global Laser Enrichment LLC and the memorandum of understanding signed with GE Hitachi Nuclear Energy and Global Nuclear Fuel-Americas to explore several areas of cooperation to advance the commercialization and deployment of BWRX-300 small modular reactors in Canada and around the world.

We believe we have the right strategy to achieve our vision and we will do so in a manner that reflects our values. For over 30 years, we have been delivering our products responsibly. Building on that strong foundation, we remain committed to identifying and addressing the environmental, social and governance (ESG) risks and opportunities that we believe may have a significant impact on our ability to add long-term value for our stakeholders.

You can read more about our strategy and our approach to ESG matters in our 2020 annual MD&A.

Strategy in action

In the current environment, we believe the risk to uranium supply is greater than the risk to uranium demand and expect it will create a renewed focus on ensuring availability of long-term supply to fuel nuclear reactors. Over time, we expect this renewed focus on security of supply will provide the market signals producers need and will help offset any near-term costs we may incur as a result of the recent disruptions to our business.

Our utility customers’ nuclear power plants continue to be part of the critical infrastructure needed to guarantee the availability of 24-hour electricity to run hospitals, care facilities and other essential services. Our customers are going to need uranium. As a reliable, independent, commercial supplier, we will continue to work with our customers to help meet their delivery needs. And, year-to-date we have finalized and executed 16 million pounds U3O8 (including the 9 million finalized and executed in April and reported in our first quarter MD&A) in long-term sales contracts which had been under negotiation.

2021 SECOND QUARTER REPORT    5

As we continue to build our contract portfolio, we do so within the context of global market realities. The primary driver for our contracting activity is value. In the uranium market, the spot market is not the fundamental market. Historically, the majority of uranium has been bought under long-term contracts. We recognize that in our business real value is created by building a long-term contract portfolio that supports the operation of our productive assets, is leveraged to greater returns as prices increase, and provides downside protection. Therefore, to create long-term value, we manage our contract portfolio, layering in volumes over time and in accordance with market conditions. Long-term demand in the uranium market remains discretionary and despite the increase in spot prices, long-term prices remain relatively flat. While our preference is for market-related pricing mechanisms, in the current carry-trade window (next two to three years) where prices are largely driven by the spot market, we may secure some volumes taking into account the duration of the contract, volumes, product form, region and customer to ensure we have a diversified portfolio. In this environment, contracts often contain hybrid pricing mechanisms, a mix of fixed-price and market-related, that while profitable, reflect current market conditions. As the market improves, we expect to continue to layer in volumes capturing greater upside using market-related pricing mechanisms. We also expect to lock in value at higher prices to carry that value through the next price cycle, always with a view to our preference for a 60/40 split of market-related and fixed priced contracts.

Thanks to the disciplined execution of our strategy on all three fronts – operational, marketing and financial – we expect to have the financial capacity to execute our strategy. As of June 30, 2021, we had $1.2 billion in cash and short-term investments and $1.0 billion in long-term debt. In addition, we have a $1.0 billion undrawn credit facility.

We expect our cash balances and operating cash flows to meet our capital requirements during 2021, therefore, we do not anticipate drawing on our credit facility. Our balance sheet remains strong, and we believe we are well positioned to self-manage risk. With the Supreme Court of Canada’s dismissal of Canada Revenue Agency’s (CRA) application for leave, the dispute for the 2003 through 2006 tax years is fully and finally resolved in our favour. Furthermore, we are confident the courts would reject any attempt by CRA to utilize the same or similar positions and arguments for the other tax years currently in dispute (2007 through 2014) and believe CRA should return the $785 million in cash and letters of credit we have been required to pay or otherwise secure. However, other than for the tax years 2003 through 2006, timing of any payments is uncertain.

Our response to Coronavirus (COVID-19)

We continue to closely monitor the developments related to the COVID-19 pandemic. The situation continues to evolve, and our priority is to protect the health and well-being of our employees, their families and their communities. We activated our Corporate Crisis Management Plan, which includes our Pandemic Plan, and our various Local and Corporate Business Continuity Plans. Our Pandemic Plan and Local and Corporate Business Continuity Plans continue to be in effect across our global operations.

Following the precautions and restrictions enacted by all levels of government where we operate and considering the unique circumstances at each of our operating sites, we proactively implemented a number of measures and made a number of decisions to ensure a safe working environment for all our workers and help slow down the spread of the virus. In addition to the safety protocols we put in place, we:

•	asked employees at corporate office to work remotely from home

•	asked that all meetings be conducted by phone or videoconference where possible

•	suspended all business travel

•	restricted non-essential contractors, visitors and deliveries at all locations

•	suspended work on the Vision in Motion (VIM) project in Port Hope

•	suspended production at Cigar Lake in March 2020, in conjunction with Orano for about five months and for a second time in December 2020 for about four months

•	suspended production, in April 2020, at the Port Hope UF6 conversion facility and at the Blind River refinery for about four weeks

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did not implement any temporary layoffs as a result of disruptions to our business – employees were provided with paid leaves of absence and vacation time was utilized to deal with the various pandemic impacts

•	set up and awarded COVID-19 Relief Funds totaling $1.25 million to support our northern Saskatchewan and Ontario communities impacted by the virus

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The proactive decisions we have made to protect our employees and to help slow down the spread of the COVID-19 virus are necessary decisions that are consistent with our values. The health and safety of our employees, their families and their communities continue to be the priority in all our plans, which will align with the guidance of the relevant health authorities where we operate.

In April 2021 production at the Cigar Lake mine resumed. As a result of the temporary production suspension at Cigar Lake, until its restart in mid-April, we incurred an additional $8 million in care and maintenance costs in the month of April ($40 million year-to-date). Even while production was suspended, we kept and continued to pay all our employees. Partially offsetting these additional costs was the receipt of $9 million ($21 million year-to-date) under the Canada Emergency Wage Subsidy program.

While vaccinations progress and provincial restrictions are starting to be lifted, we continue to take a measured approach. We will continue to assess our gradual return to the workplace plan for those employees at our corporate and division head offices who are currently working from home.

The COVID-19 pandemic has disrupted global uranium production adding to the supply curtailments that have occurred in the industry for many years. The duration and extent of these disruptions and risk of additional disruptions are still not fully known.

Second quarter market update

Low uranium prices, government-driven trade policies, and the COVID-19 pandemic continue to have an impact on the security of supply in our industry. In addition to the decisions many producers, including the lowest-cost producers, have made to preserve long-term value by leaving uranium in the ground, there have been unplanned supply disruptions related to the impact of the COVID-19 pandemic on uranium mining and processing activities. Adding to security of supply concerns is the role of commercial and state-owned entities in the uranium market, and trade policies that highlight the disconnect between where uranium is produced and where it is consumed. Nearly 80% of primary production is in the hands of state-owned enterprises, after taking into account the cuts to primary production that have occurred over the last several years. Furthermore, about 80% of primary production comes from countries that consume little-to-no uranium, and 90% of uranium consumption occurs in countries that have little-to-no primary production. As a result, government-driven trade policies can be particularly disruptive for the uranium market. Some of the more significant developments affecting supply in the quarter and to date are:

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Unplanned production disruptions at the Cigar Lake mine and the McClean Lake mill as a precaution due to the COVID-19 pandemic. The Cigar Lake mine restarted in mid-April. On July 1 production at the mine was again temporarily suspended as a precaution due to the proximity of a forest fire, but with the risk subsided and all infrastructure intact, operations resumed a short time after.

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Kazatomprom (KAP) announced plans to maintain 2023 production at levels similar to 2022, which would be about 20% lower than planned volumes under its subsoil use contracts and removes up to 13 million pounds of expected global primary U3O8 supply. KAP currently intends to produce about 59 million pounds U3O8 (100% basis) each year in 2022 and 2023.

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Boss Energy Ltd. (Boss Energy) announced that its Honeymoon uranium project had received all necessary required permits from federal and state governments along with a permit needed to increase annual production capacity to 2.45 million pounds U3O8. In June, the company released an enhanced feasibility study with improved economics, although the underlying uranium price assumption remains substantially higher than the current market.

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UEX Corporation (UEX) and Denison Mines Inc. (Denison) both sought to purchase JCU (Canada) Exploration Company, Limited (JCU), which holds twelve uranium project joint venture interests in Canada. On June 15, the deal was finalized with UEX purchasing JCU and Denison gaining a 50% share.

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The demand gap left by forced and premature nuclear reactor shutdowns since March of 2011 was filled in 2018. According to the International Atomic Energy Agency (IAEA), there are currently 443 reactors operating globally and 51 reactors under construction. With a number of reactor construction projects recently approved, and many more planned, the demand for uranium is growing. This growth is largely occurring in Asia and the Middle East. Some of this growth is tempered by early reactor retirements, plans for reduced reliance on nuclear or phase-out policies in other regions. However, there is growing recognition of the role nuclear power must play in providing safe, reliable, affordable carbon-free baseload electricity and achieving a low-carbon economy. Momentum is also building for non-traditional commercial uses of nuclear power such as the development of small modular reactors and advanced reactors, with numerous companies and countries pursuing projects. Longer term, these projects have the potential to open up new fuel cycle opportunities and demand for uranium. In the medium-term, reactor life extensions are adding demand and in the near-term unplanned demand has come from junior uranium companies and financial funds purchasing in the spot market. Policy decisions to support the continued operation of existing reactors also have the potential to increase near-term demand. Some of the more significant developments affecting demand in the quarter and to date are:

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Producers continue to source material in the spot market to cover both the planned and unplanned reductions in primary supply. In addition, through June this year, more than an estimated $550 million (US) has flowed into the uranium market via junior uranium companies and financial funds. This has been used to purchase approximately 16 million pounds U3O8 to date, with at least 2 million pounds more expected in 2021. Known parties to transact have been Denison, Uranium Energy Corp. (UEC), Boss Energy, Peninsula Energy, Encore Energy and Uranium Royalty Corp. (URC). In addition, Uranium Participation Corp. (UPC) raised approximately $67 million (US) and Yellowcake PLC, who initially raised $140 million (US) and exercised an approximate $100 million (US) option to purchase uranium from KAP, has since raised an additional $90 million (US) in June to support further purchases.

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In April, Sprott Asset Management (Sprott) announced they had entered into a definitive agreement with UPC. UPC shareholders voted on July 7 to become unit holders of the newly formed Sprott Physical Uranium Trust (SPUT). Sprott, who manages over $13 billion (US) in commodity trusts, indicated they intend to list the trust on both the Toronto Stock Exchange and the New York Stock Exchange. They plan to allow for At-The-Market (ATM) financing offerings, whereby they can sell new units into the market when demand in present. They ensure there is no dilution to existing shareholders by issuing new units at a premium to the prior day’s closing Net Asset Value. Sprott has previously used this approach with their gold and silver trusts and believes it will improve trading liquidity of the fund and in the uranium market in general.

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In Japan, Kansai’s Mihama 3 restarted after over ten years and represents the first Japanese reactor older than forty years to be restarted. Of the now ten reactors restarted, only Shikoku’s Ikata 3 remains temporarily offline due to anti-terrorism upgrades.

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On June 16, China General Nuclear Power Corporation’s Taishan 1 went through a minor fuel rod cladding failure, which led to increased radioactivity in the unit’s primary reactor coolant. According to a statement from Électricité de France (EDF) on July 22, based on the data available to the company, the radiochemical parameters of the primary reactor coolant remain below regulatory thresholds which are consistent with international practices. The situation is being monitored.

•	In China, two ACPR-1000s were recently connected to the grid, including China General Nuclear Power Corporation’s Hongyanhe 5 and China National Nuclear Corporation’s Tianwan 6.

•	In Pakistan, Karachi 2 recently began commercial operation, making it the first operational Hualong One reactor to be built outside of China.

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In Taiwan, Kuosheng 1 was shut down on June 30 as the spent fuel storage pool reached capacity. The reactor had been scheduled for permanent shutdown prior to the end of 2021 as part of the government’s total phase out of nuclear by 2025.

•	Belarus has become the latest country to join the global nuclear fleet with Ostrovets 1, a VVER-1200 reactor, recently beginning commercial operation.

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Russia’s President Putin and China’s President Xi held a ceremony to enhance cooperation as they marked the first day of construction of four new VVER-1200 reactors in China, including Tianwan 7 and 8 and Xudabao 3 and 4.

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In the European Union, progress continues towards the potential inclusion of nuclear in the region’s sustainable financing taxonomy. A proposed supplement to the current legislation by the European Commission (EC) will confirm nuclear as sustainable if passed. This follows nuclear being recognized as not causing significant harm by an assessment from the Joint Research Centre. In June, the EC published in draft its first Taxonomy Delegated Act, providing environmental technical screening criteria which initially did not list nuclear power. The items mentioned here remain subject to further EC review.

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•	In the first quarter of 2021, 26.2% of Europe’s electricity came from nuclear generation. The largest percentage of all fuels.

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In the United Kingdom, EDF Energy announced the permanent closure of Dungeness B in June. This advanced gas-cooled reactor had been offline since late 2018 with technical challenges impacting its restart.

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In India, EDF submitted a binding offer to build six EPRs at Jaitapur in Maharashtra. This proposed plant would have an installed capacity of 9.6 GWe, making it the largest nuclear plant in the world by capacity.

•	On April 30, Entergy permanently closed Indian Point 3 which had been confirmed in 2017 through a settlement with the state of New York.

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Duke Energy has filed applications for their three Oconee units in South Carolina to operate up to 80 years. The company has eight additional units which it previously announced plans to file similar applications for.

•	The Biden Administration’s Fiscal Year 2022 budget request for the Department of Energy’s (DOE) nuclear office was $1.8 billion, which is the largest proposed US nuclear investment ever.

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On June 15, Energy Secretary Jennifer Granholm confirmed that the DOE intends to proceed with establishing a Uranium Reserve as proposed by the US Nuclear Fuel Working Group and issued a request for more information imminently.

•	In late June, five US Democratic senators introduced the Zero-Emission Nuclear Power Production Credit Act of 2021 that would provide federal production tax credits to support at-risk plants.

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Exelon’s Byron and Dresden nuclear units remain at risk of closure in 2021. Illinois lawmakers are working to finalize an omnibus bill that would include subsidies for the units, though disagreement over how to deal with the closures of coal and natural gas plants have caused a legislative stalemate. Exelon continues to prepare for the Byron plant to close in September.

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New Jersey regulators have approved the extension of the state’s Zero Emission Credits for three additional years through 2025, to support Public Service Enterprise Group’s three reactors in the state.

•	The DOE announced on June 22 the award of $61 million (US) to 99 advanced nuclear technology projects.

•	Bill Gates and the company he co-founded, TerraPower, announced plans to build a 345 MWe next-gen Natrium reactor at a retiring coal power plant in Wyoming.

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On July 7, Cameco, GE Hitachi Nuclear Energy and Global Nuclear Fuel-Americas announced they have entered into a Memorandum of Understanding to explore several areas of cooperation to advance the commercialization and deployment of BWRX-300 small modular reactors (SMRs) in Canada and around the world.

Caution about forward-looking information relating to the nuclear industry

This discussion of our expectations for the nuclear industry, including its growth profile, uranium supply and demand, and reactor growth is forward-looking information that is based upon the assumptions and subject to the material risks discussed under the heading Caution about forward-looking information beginning on page 2.

2021 SECOND QUARTER REPORT    9

Industry prices at quarter end

	JUN 30	MAR 31	DEC 31	SEP 30	JUN 30	MAR 31
	2021	2021	2020	2020	2020	2020
Uranium ($US/lb U3O8)[1]
Average spot market price	32.25	30.95	30.20	29.93	32.80	27.35
Average long-term price	33.50	33.75	35.00	35.00	35.50	32.50
Fuel services ($US/kgU as UF6)[1]
Average spot market price
North America	20.25	21.50	21.75	21.63	22.13	22.25
Europe	19.75	20.50	20.50	20.13	22.00	22.00

Average long-term price
North America	18.00	18.50	19.00	18.00	18.13	18.00
Europe	18.00	18.50	19.00	18.00	18.00	17.88

Note: the industry does not publish UO2 prices.

[1]	Average of prices reported by TradeTech and UxC LLC (UxC)

On the spot market, where purchases call for delivery within one year, the volume reported by UxC for the second quarter of 2021 was 15 million pounds U3O8 equivalent, compared to 39 million pounds U3O8 equivalent in the second quarter of 2020. Volume through the first six months of 2021 was 37 million pounds U3O8 equivalent, compared to about 59 million pounds U3O8 equivalent over the same period in 2020. As of June 30, 2021, the average reported spot price was $32.25 (US) per pound, up $1.30 (US) per pound from the previous quarter.

Long-term contracts usually call for deliveries to begin more than two years after the contract is finalized, and use a number of pricing formulas, including fixed prices escalated over the term of the contract, and market referenced prices quoted near the time of delivery. Long-term contracting reported by UxC for the first six months of 2021 continues to be moderate with about 38 million pounds U3O8 equivalent transacted, up from about 25 million pounds U3O8 equivalent reported over the same period in 2020. The average reported long-term price at the end of the quarter was $33.50 (US) per pound U3O8 equivalent, down $0.25 (US) per pound from the previous quarter.

Both spot and long-term UF6 conversion prices decreased in the North American and European markets. For North American delivery, the average reported spot price at the end of the quarter was $20.25 (US) per kilogram uranium as UF6 (US/kgU as UF6), down $1.25 (US) from the previous quarter. Long-term UF6 conversion prices finished the quarter at $18.00 (US/kgU as UF6), down $0.50 (US) from the previous quarter.

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Shares and stock options outstanding

At July 26, 2021, we had:

•  397,752,770 common shares and one Class B share outstanding

•  3,771,696 stock options outstanding, with exercise prices ranging from $11.32 to $26.81

Dividend

Our board of directors have planned an annual dividend of $0.08 per common share. The decision to declare an annual dividend by our board is based on our cash flow, financial position, strategy and other relevant factors including appropriate alignment with the cyclical nature of our earnings.

Financial results

This section of our MD&A discusses our performance, financial condition and outlook for the future.

Consolidated financial results

	THREE MONTHS			SIX MONTHS
CONSOLIDATED HIGHLIGHTS	ENDED JUNE 30			ENDED JUNE 30
($ MILLIONS EXCEPT WHERE INDICATED)	2021	2020	CHANGE	2021	2020	CHANGE
Revenue	359	525	(32)%	649	871	(25)%
Gross profit (loss)	12	(14)	>100%	(28)	21	>(100)%
Net losses attributable to equity holders	(37)	(53)	30%	(42)	(72)	42%
$ per common share (basic)	(0.09)	(0.13)	29%	(0.10)	(0.18)	44%
$ per common share (diluted)	(0.09)	(0.13)	29%	(0.10)	(0.18)	44%
Adjusted net losses (non-IFRS, see page 12)	(38)	(65)	42%	(67)	(36)	(86)%
$ per common share (adjusted and diluted)	(0.10)	(0.16)	38%	(0.17)	(0.09)	(89)%
Cash provided by (used in) operations (after working capital changes)	152	(316)	>100%	197	(134)	>100%

2021 SECOND QUARTER REPORT    11

NET EARNINGS

The following table shows what contributed to the change in net earnings and adjusted net earnings (non-IFRS measure, see page 12) in the second quarter and the first six months of 2021, compared to the same periods in 2020.

		THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30
	($ MILLIONS)	IFRS	ADJUSTED	IFRS	ADJUSTED
	Net losses – 2020	(53)	(65)	(72)	(36)

	Change in gross profit by segment
(We calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A))
Uranium	Lower sales volume	12	12	8	8
	Higher realized prices ($US)	5	5	9	9
	Foreign exchange impact on realized prices	(32)	(32)	(41)	(41)
	Lower (higher) costs	23	23	(38)	(38)

	Change – uranium	8	8	(62)	(62)

Fuel services	Lower sales volume	(1)	(1)	(5)	(5)
	Higher realized prices ($Cdn)	11	11	15	15
	Lower costs	2	2	—	—

	Change – fuel services	12	12	10	10

	Other changes
	Lower (higher) administration expenditures	(4)	(4)	19	19
	Lower exploration expenditures	—	—	3	3
	Change in reclamation provisions	17	—	33	—
	Higher earnings from equity-accounted investee	1	1	7	7
	Change in gains or losses on derivatives	(25)	7	49	2
	Change in foreign exchange gains or losses	6	6	(44)	(44)
	Canadian Emergency Wage Subsidy in 2021	9	9	21	21
	Change in income tax recovery or expense	(9)	(13)	(1)	18
	Other	1	1	(5)	(5)

	Net losses – 2021	(37)	(38)	(42)	(67)

See Financial results by segment beginning on page 22 for more detailed discussion.

ADJUSTED NET EARNINGS (NON-IFRS MEASURE)

Adjusted net earnings (ANE) is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS measure). We use this measure as a meaningful way to compare our financial performance from period to period. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. Adjusted net earnings is our net earnings attributable to equity holders, adjusted to reflect the underlying financial performance for the reporting period. The adjusted earnings measure reflects the matching of the net benefits of our hedging program with the inflows of foreign currencies in the applicable reporting period and has also been adjusted for reclamation provisions for our Rabbit Lake and US operations, which had been impaired, and income taxes on adjustments.

Adjusted net earnings is non-standard supplemental information and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

12    CAMECO CORPORATION

The following table reconciles adjusted net earnings with net earnings for the second quarter and first six months of 2021 and compares it to the same periods in 2020.

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30
($ MILLIONS)	2021	2020	2021	2020
Net losses attributable to equity holders	(37)	(53)	(42)	(72)

Adjustments
Adjustments on derivatives	(9)	(41)	(18)	29
Reclamation provision adjustments	6	23	(16)	17
Income taxes on adjustments	2	6	9	(10)

Adjusted net losses	(38)	(65)	(67)	(36)

Every quarter we are required to update the reclamation provisions for all operations based on new cash flow estimates, discount and inflation rates. This normally results in an adjustment to an asset retirement obligation asset in addition to the provision balance. When the assets of an operation have been written off due to an impairment, as is the case with our Rabbit Lake and US ISR operations, the adjustment is recorded directly to the statement of earnings as “other operating expense (income)”. See note 8 of our interim financial statements for more information. This amount has been excluded from our adjusted net earnings measure.

Quarterly trends

HIGHLIGHTS	2021		2020				2019
($ MILLIONS EXCEPT PER SHARE AMOUNTS)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	359	290	550	379	525	346	874	303
Net earnings (losses) attributable to equity holders	(37)	(5)	80	(61)	(53)	(19)	128	(13)
$ per common share (basic)	(0.09)	(0.01)	0.20	(0.15)	(0.13)	(0.05)	0.32	(0.03)
$ per common share (diluted)	(0.09)	(0.01)	0.20	(0.15)	(0.13)	(0.05)	0.32	(0.03)
Adjusted net earnings (losses) (non-IFRS, see page 12)	(38)	(29)	48	(78)	(65)	29	94	(2)
$ per common share (adjusted and diluted)	(0.10)	(0.07)	0.12	(0.20)	(0.16)	0.07	0.24	(0.01)
Cash provided by (used in) operations (after working capital changes	152	45	257	(66)	(316)	182	274	232

Key things to note:

•

the timing of customer requirements, which tend to vary from quarter to quarter, drives revenue in the uranium and fuel services segments, meaning quarterly results are not necessarily a good indication of annual results due to seasonal variability

•

net earnings do not trend directly with revenue due to unusual items and transactions that occur from time to time. We use adjusted net earnings, a non-IFRS measure, as a more meaningful way to compare our results from period to period (see page 12 for more information).

•	cash from operations tends to fluctuate as a result of the timing of deliveries and product purchases in our uranium and fuel services segments

2021 SECOND QUARTER REPORT    13

The following table compares the net earnings and adjusted net earnings for the second quarter to the previous seven quarters.

HIGHLIGHTS	2021		2020				2019
($ MILLIONS EXCEPT PER SHARE AMOUNTS)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Net earnings (losses) attributable to equity holders	(37)	(5)	80	(61)	(53)	(19)	128	(13)

Adjustments
Adjustments on derivatives	(9)	(9)	(43)	(31)	(41)	70	(18)	9
Reclamation provision adjustments	6	(22)	—	7	23	(6)	(26)	3
Income taxes on adjustments	2	7	11	7	6	(16)	10	(1)

Adjusted net earnings (losses) (non-IFRS, see page 12)	(38)	(29)	48	(78)	(65)	29	94	(2)

Corporate expenses

ADMINISTRATION

	THREE MONTHS ENDED JUNE 30			SIX MONTHS ENDED JUNE 30
($ MILLIONS)	2021	2020	CHANGE	2021	2020	CHANGE
Direct administration	29	27	7%	56	57	(2)%

Stock-based compensation	11	9	22%	22	13	69%

Recovery of fees related to CRA dispute	—	—	—	(27)	—	n/a

Total administration	40	36	11%	51	70	(27)%

Direct administration costs were $2 million higher for the second quarter of 2021 compared to the same period last year, and $1 million lower for the first six months. Stock-based compensation in the first six months was higher due primarily to the increase in our share price during the period compared to 2020. See note 16 to the financial statements. As a result of the Supreme Court of Canada’s (Supreme Court) dismissal of CRA’s application for leave to appeal the June 26, 2020 decision of the Federal Court of Appeal (Court of Appeal), we recorded $27 million in the first quarter as a reduction to administration costs to reflect the amounts owing to us for legal fees and disbursements for costs as was awarded to us by the Tax Court of Canada (Tax Court) and nominal cost awards related to the Court of Appeal hearing and Supreme Court application.

Exploration

In the second quarter, uranium exploration expenses were $2 million, unchanged from the second quarter of 2020. Exploration expenses for the first six months of the year decreased by $3 million compared to 2020, to $3 million.

INCOME TAXES

We recorded an income tax recovery of $5 million in the second quarter of 2021, compared to a recovery of $14 million in the second quarter of 2020.

On an adjusted basis, we recorded an income tax recovery of $7 million this quarter compared to a recovery of $20 million in the second quarter of 2020. In 2021, we recorded losses of $23 million in Canada compared to losses of $76 million in 2020, while we recorded losses of $22 million in foreign jurisdictions compared to losses of $9 million last year.

In the first six months of 2021, we recorded an income tax recovery of $7 million compared to a recovery of $8 million in 2020.

On an adjusted basis, we recorded an income tax recovery of $16 million for the first six months compared to an expense of $2 million in 2020. In 2021, we recorded losses of $29 million in Canada compared to earnings of $8 million in 2020, while we recorded losses of $54 million in foreign jurisdictions compared to losses of $42 million last year.

14    CAMECO CORPORATION

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30
($ MILLIONS)	2021	2020	2021	2020
Pre-tax adjusted earnings[1]
Canada	(23)	(76)	(29)	8
Foreign	(22)	(9)	(54)	(42)

Total pre-tax adjusted earnings	(45)	(85)	(83)	(34)

Adjusted income taxes[1]
Canada	(8)	(19)	(16)	(2)
Foreign	1	(1)	—	4

Adjusted income tax expense (recovery)	(7)	(20)	(16)	2

[1]

Pre-tax adjusted earnings and adjusted income taxes are non-IFRS measures. Our IFRS-based measures have been adjusted by the amounts reflected in the table in adjusted net earnings (non-IFRS measure on page 12).

TRANSFER PRICING DISPUTE

Supreme Court of Canada decision

On February 18, 2021, the Supreme Court dismissed CRA’s application for leave to appeal the June 26, 2020 decision of the Court of Appeal. The dismissal means that the dispute for the 2003, 2005 and 2006 tax years is fully and finally resolved in Cameco’s favour.

Background

In September 2018, the Tax Court ruled that our marketing and trading structure involving foreign subsidiaries, as well as the related transfer pricing methodology used for certain intercompany uranium sales and purchasing agreements, were in full compliance with Canadian law for the tax years in question. The Court of Appeal upheld the Tax Court’s decision and the Supreme Court dismissed CRA’s application for leave to appeal.

The total tax reassessed for the three tax years was $11 million, and we remitted 50%. Therefore, we expect to receive refunds totaling about $5.5 million plus interest in 2021. The Minister of National Revenue has issued new reassessments for the 2003 through 2006 tax years in accordance with the decision.

Cost award

On April 30, 2019, the Tax Court awarded us $10 million for legal fees incurred, plus an amount for disbursement of up to $17 million. The amount of the award for disbursements will be determined by an officer of the Tax Court. We are optimistic we will recover all, or substantially all, of the $17 million in disbursements.

On April 20, 2021 we received $10 million from CRA, which includes payment of the legal fees awarded by the Tax Court as well as the cost awards related to the Court of Appeal and Supreme Court decisions.

Timing of payment for disbursements remains uncertain.

Reassessments and remittances

The Canadian income tax rules include provisions that generally require larger companies like us to remit or otherwise secure 50% of the cash tax plus related interest and penalties at the time of reassessment. Based on reassessments received to date (2003 through 2014), under these provisions, after applying elective deductions, we have paid or secured $785 million ($303 million in cash and $482 million in letters of credit) in relation to this dispute. We believe CRA should return the full amount of this cash and security, given the overwhelming clarity of the court decisions received to date. However, other than for the tax years 2003 through 2006, timing of any payments is uncertain.

While the court rulings pertain to the 2003, 2005 and 2006 tax years, given the strength of the decisions handed down, we are confident the courts would reject any attempt by CRA to utilize the same or similar positions and arguments for the other tax years currently in dispute (2007 through 2014). For 2014, CRA has also proposed an alternative reassessing position that, if applied, would result in a less adverse, albeit still material, adjustment to our income taxable in Canada. This proposed new basis of reassessment is inconsistent with the methodology CRA has pursued for prior years and we are assessing it. Our initial view is that this alternative methodology will not result in a materially different outcome for 2014.

2021 SECOND QUARTER REPORT    15

We will not be in a position to determine the definitive outcome of this dispute for any tax year other than 2003 through 2006 until such time as all reassessments have been issued advancing CRA’s arguments and final resolution is reached for that tax year. CRA may also advance alternative reassessment methodologies for years other than 2003 through 2006, such as the alternative reassessing position advanced for 2014. See our 2020 annual MD&A for additional background about the payments we have made.

Caution about forward-looking information relating to our CRA tax dispute

This discussion of our expectations relating to our tax dispute with CRA and future tax reassessments by CRA is forward-looking information that is based upon the assumptions and subject to the material risks discussed under the heading Caution about forward-looking information beginning on page 2 and also on the more specific assumptions and risks listed below. Actual outcomes may vary significantly.

Assumptions

•   our entitlement and ability to receive the expected refunds and payments from CRA

•   the courts will reach consistent decisions for subsequent tax years that are based on similar positions and arguments

•   CRA will not successfully advance different positions and arguments that may lead to a different outcome for other tax years

Material risks that could cause actual results to differ materially

•   we will not receive the expected refunds and payments from CRA

•   the possibility the courts may accept the same, similar or different positions and arguments advanced by CRA to reach decisions that are adverse to us for other tax years

•   the possibility that CRA does not agree that the court decisions for the years that have been resolved in Cameco’s favour should apply to subsequent tax years

•   the possibility CRA will not return all or substantially all of the cash and security that has been paid or otherwise secured by Cameco in a timely manner, or at all

•   the possibility of a materially different outcome in disputes for other tax years

•   an unfavourable determination of the officer of the Tax Court of the amount of our disbursements award

FOREIGN EXCHANGE

The exchange rate between the Canadian dollar and US dollar affects the financial results of our uranium and fuel services segments.

We sell the majority of our uranium and fuel services products under long-term sales contracts, which are routinely denominated in US dollars. Our product purchases are denominated in US dollars, while our production costs are largely denominated in Canadian dollars. To provide cash flow predictability, we hedge a portion of our net US/Cdn exposure (e.g. total US dollar sales less US dollar expenditures and product purchases) to manage shorter term exchange rate volatility. Our results are therefore affected by the movements in the exchange rate on our hedge portfolio, and on the unhedged portion of our net exposure.

Impact of hedging on IFRS earnings

We do not use hedge accounting under IFRS and, therefore, we are required to report gains and losses on economic hedging activity, both for contracts that close in the period and those that remain outstanding at the end of the period. For the contracts that remain outstanding, we must treat them as though they were settled at the end of the reporting period (mark-to-market).

However, we do not believe the gains and losses that we are required to report under IFRS appropriately reflect the intent of our hedging activities, so we make adjustments in calculating our ANE to better reflect the benefits of our hedging program in the applicable reporting period.

Impact of hedging on ANE

We designate contracts for use in particular periods, based on our expected net exposure in that period. Hedge contracts are layered in over time based on this expected net exposure. The result is that our current hedge portfolio is made up of a number of contracts which are currently designated to net exposures we expect in 2021 and future years, and we will recognize the gains and losses in ANE in those periods.

16    CAMECO CORPORATION

For the purposes of ANE, gains and losses on derivatives are reported based on the difference between the effective hedge rate of the contracts designated for use in the particular period and the exchange rate at the time of settlement. This results in an adjustment to current period IFRS earnings to effectively remove reported gains and losses on derivatives that arise from contracts put in place for use in future periods. The effective hedge rate will lag the market in periods of rapid currency movement. See Non-IFRS measures on page 12.

For more information, see our 2020 annual MD&A.

HEDGE PORTFOLIO SUMMARY

JUNE 30, 2021				AFTER
($ MILLIONS)			2021	2021	TOTAL
US dollar forward contracts			130	270	400
Average contract rate [1]	(US/Cdn dollar	)	1.34	1.33	1.33
US dollar option contracts			85	170	255
Average contract rate range[1]	(US/Cdn dollar	)	1.31 to 1.36	1.32 to 1.36	1.32 to 1.36
Total US dollar hedge contracts			215	440	655
Effective hedge rate range[1,2]	(US/Cdn dollar	)	1.33 to 1.34	1.33 to 1.35	1.33 to 1.34
Hedge ratio[3]			48%	11%	15%

[1]	The average contract rate is the weighted average of the rates stipulated in the outstanding contracts.
[2]

The effective hedge rate is the exchange rate on the original hedge contract at the time it was established and designated for use. Therefore, the effective hedge rate range shown reflects an average of contract exchange rates at the time of designation.

[3]	Hedge ratio is calculated by dividing the amount (in foreign currency) of outstanding derivative contracts by estimated future net exposures.

At June 30, 2021:

•

The value of the US dollar relative to the Canadian dollar was $1.00 (US) for $1.24 (Cdn), down from $1.00 (US) for $1.26 (Cdn) at March 31, 2021. The exchange rate averaged $1.00 (US) for $1.23 (Cdn) over the quarter.

•	The mark-to-market position on all foreign exchange contracts was a $59 million gain compared to a $50 million gain at March 31, 2021.

For information on the impact of foreign exchange on our intercompany balances, see note 17 to the financial statements.

Outlook for 2021

Production at Cigar Lake has resumed, and we expect up to 12 million pounds on a 100% basis in 2021, provided there are no further disruptions due to COVID-19, forest fires or any other cause. We have updated our 2021 consolidated outlook, including for our uranium segment.

Despite the disruptions to our business in 2021 and the costs we are incurring, we expect our business to be resilient. Our deliveries to-date have not been materially impacted by the disruptions to our business as a result of the COVID-19 pandemic or forest fires, and we do not currently expect there will be a material impact on our remaining 2021 deliveries.

Our outlook has changed for fuel services revenue as a result of additional sales commitments. Fuel services deliveries are now expected to be between 13 million and 14 million kgU (previously 12 million to 13 million kgU), increasing the outlook for fuel services revenue to between $380 million and $410 million (previously $360 million to $390 million).

Our revised outlook for 2021 reflects the expenditures necessary to help us achieve our strategy. We have made significant progress in reducing our administration, exploration and operating costs, as well as capital expenditures. We have also made a number of strategic and prudent decisions to curtail production that come with significant costs in the near term, costs we factored into our decisions, and that we continue to believe are the right decisions for our company over the long-term.

The largest of these costs are care and maintenance related to the production suspensions at the McArthur River and Key Lake operations and at our tier-two operations, and the proactive health and safety-related decision to suspend production at Cigar Lake a second time due to the COVID-19 pandemic. These costs are expensed directly to cost of sales and are expected to represent between $7.40 per pound and $9.35 per pound of our average unit cost of sales (including D&A) this year.

2021 SECOND QUARTER REPORT    17

In addition, with our production well below our sales commitments, we are required to purchase uranium to meet our committed sales and to maintain a working inventory. We expect the average purchase price for these pounds to be about $38.00 per pound, approximately $7.00 per pound higher than the production costs at Cigar Lake for the past two years.

2021 FINANCIAL OUTLOOK

	CONSOLIDATED	URANIUM	FUEL SERVICES
Production (owned and operated properties)	—	up to 6.0 million lbs	12.5 to 13.5 million kgU
Purchases	—	11 to 13 million lbs	—
Sales/delivery volume	—	23 to 25 million lbs	13 to 14 million kgU
Revenue	$1,350-1,500 million	$950-1,040 million	$380-410 million
Average realized price	—	$42.40/lb	—
Average unit cost of sales (including D&A)	—	$47.00-48.00/lb	$20.50-21.50/kgU
Direct administration costs	$85-95 million	—	—
Exploration costs	—	$9 million	—
Capital expenditures	$130-155 million	—	—

We do not provide an outlook for the items in the table that are marked with a dash.

The following assumptions were used to prepare the outlook in the table above:

•

Purchases – are based on the volumes we have already taken delivery of this year, those we currently have commitments to acquire under contract in 2021, including our JV Inkai purchases and purchase of excess inventory from NUKEM in order to meet the sales/delivery commitments we have under contract in 2021 and maintain a working inventory. It does not include any purchases that we may make as a result of any impact on our production rate for the remainder of the year for any reason, including disruptions caused by the COVID-19 pandemic or forest fires.

•	Our 2021 outlook for sales/delivery volume and revenue does not include sales between our uranium and fuel services segments.

•	Sales/delivery volume is based on the volumes already delivered this year and the remaining commitments we have to deliver under contract in 2021.

•

Uranium revenue and average realized price are based on a uranium spot price of $32.10 (US) per pound (the UxC spot price as of June 28, 2021), a long-term price indicator of $32.00 (US) per pound (the UxC long-term indicator on June 28, 2021) and an exchange rate of $1.00 (US) for $1.25 (Cdn).

•

Uranium average unit cost of sales (including D&A) is based on the expected unit cost of sales for produced material, the planned purchases noted in the outlook at an anticipated average purchase price of about $38.00 per pound and includes care and maintenance costs of between $185 million and $215 million. We expect the overall unit cost of sales could vary if there are changes in purchase volumes, uranium spot prices and/or care and maintenance costs in 2021.

•	Direct administration costs do not include stock-based compensation expenses. See page 14 for more information.

Our 2021 financial outlook is presented on the basis of equity accounting for our minority ownership interest in JV Inkai. Under equity accounting, our share of the profits earned by JV Inkai on the sale of its production will be included in “income from equity-accounted investees” on our consolidated statement of earnings. Our share of production will be purchased at a discount to the spot price and included at this value in inventory. In addition, JV Inkai capital is not included in our outlook for capital expenditures.

For more information on how changes in the exchange rate or uranium prices can impact our outlook see Revenue, adjusted net earnings, and cash flow sensitivity analysis below, and Foreign exchange on page 16.

18    CAMECO CORPORATION

REVENUE, ADJUSTED NET EARNINGS, AND CASH FLOW SENSITIVITY ANALYSIS

		IMPACT ON:
FOR 2021 ($ MILLIONS)	CHANGE	REVENUE	ANE	CASH FLOW
Uranium spot and term price[1]	$5(US)/lb increase	19	(4)	(13)
	$5(US)/lb decrease	(19)	4	12
Value of Canadian dollar vs US dollar	One cent decrease in CAD	5	3	1
	One cent increase in CAD	(5)	(3)	(1)

[1]	Assuming change in both UxC spot price ($32.10 (US) per pound on June 28, 2021) and the UxC long-term price indicator ($32.00 (US) per pound on June 28, 2021)

For the remainder of 2021, the volume of purchase commitments sensitive to the spot price is higher than the volume of committed deliveries that are sensitive to the spot price. As a result, our adjusted net earnings and cash flow are expected to move in the opposite direction from the uranium spot price. However, the impact on adjusted net earnings is expected to be very small with cash flow expected to be more sensitive to price changes.

PRICE SENSITIVITY ANALYSIS: URANIUM SEGMENT

The following table is not a forecast of prices we expect to receive. The prices we actually realize will be different from the prices shown in the table. It is designed to indicate how the portfolio of long-term contracts we had in place on June 30, 2021 would respond to different spot prices. In other words, we would realize these prices only if the contract portfolio remained the same as it was on June 30, 2021 and none of the assumptions we list below change.

We intend to update this table each quarter in our MD&A to reflect changes to our contract portfolio. As a result, we expect the table to change from quarter to quarter.

Expected realized uranium price sensitivity under various spot price assumptions

(rounded to the nearest $1.00)

SPOT PRICES ($US/lb U3O8)	$20	$40	$60	$80	$100	$120	$140
2021	Provided in financial outlook table and in revenue, adjusted net earnings, and cash flow sensitivity analysis
2022	26	38	50	57	61	64	66
2023	27	39	50	58	61	64	67
2024	29	39	50	56	58	59	60
2025	30	41	53	63	65	68	70

The table illustrates the mix of long-term contracts in our June 30, 2021 portfolio and is consistent with our marketing strategy. The table shows contracts entered into up to June 30, 2021. The table and assumptions below reflect all of the additional 16 million pounds finalized and executed under long-term sales contracts year-to-date.

Our portfolio includes a mix of fixed-price and market-related contracts, which we target at a 40:60 ratio. Those that are fixed at higher prices or have high floor prices will yield prices that are higher than current market prices.

Our portfolio is affected by more than just the spot price. We made the following assumptions (which are not forecasts) to create the table:

Sales

•   sales volumes on average of 19 million pounds per year, with commitment levels in 2021 and 2022 higher than in 2023 through 2025.

•   excludes sales between our segments

Deliveries

•   deliveries include best estimates of requirements contracts and contracts with volume flex provisions

Annual inflation

•   is 2% in the US

Prices

•   the average long-term price indicator is the same as the average spot price for the entire year (a simplified approach for this purpose only). Since 1996, the long-term price indicator has averaged 20% higher than the spot price. This differential has varied significantly. Assuming the long-term price is at a premium to spot, the prices in the table may be higher.

2021 SECOND QUARTER REPORT    19

Liquidity and capital resources

Our financial objective is to ensure we have the cash and debt capacity to fund our operating activities, investments and other financial obligations. As part of our strategy, our financial focus has been on strengthening our balance sheet and we do not expect that we will need to draw on our revolving credit facility in 2021. Due to the deliberate cost reduction measures implemented, the reduction in our dividend and the drawdown of inventory in 2018 as a result of the suspension of production at our McArthur River/Key Lake operation, we have significant cash balances and as such we expect that we have more than sufficient liquidity to meet our 2021 obligations.

As of June 30, 2021, we had cash and short-term investments of $1.2 billion, while our total debt amounted to $1.0 billion.

In addition, we have large, creditworthy customers that continue to need uranium and we expect the uranium contract portfolio we have built to continue to provide a solid revenue stream. As of June 30, 2021, we had commitments to deliver an average of 19 million pounds per year from 2021 through 2025, with commitment levels in 2021 and 2022 higher than in 2023 through 2025.

Strategically our focus is on preserving the value of our tier-one assets and reducing our operating, capital and general and administrative spending. In the current environment, the health and safety of our employees, their families and their communities is our priority as the COVID-19 pandemic and risk of forest fires continue to bring uncertainty. With the COVID-19 pandemic and risk of forest fires, we have taken measures to enhance our health and safety protocols as well we proactively suspended production at some of our operations. Cash flow from operations will be dependent on our ability to maintain production at our operations, the production rate achieved and the timing and magnitude of our purchasing activity, therefore cash balances may fluctuate throughout the year. However, we expect our cash balances and operating cash flows to meet our capital requirements during 2021.

With the Supreme Court’s dismissal of CRA’s application for leave, the dispute of the 2003 through 2006 tax years are fully and finally resolved in our favour. Furthermore, we are confident the courts would reject any attempt by CRA to utilize the same or similar positions and arguments for the other tax years currently in dispute (2007 through 2014) and believe CRA should return the $785 million in cash and letters of credit we have been required to pay or otherwise secure. However, other than for the tax years 2003 through 2006, timing of any payments is uncertain.

CASH FROM/USED IN OPERATIONS

Cash provided by operations was $468 million higher this quarter than in the second quarter of 2020 mainly due to reduced purchasing activity. We purchased 2.4 million pounds in the second quarter of 2021 compared to 14.7 million pounds during the same period last year.

Cash provided by operations was $331 million higher in the first six months of 2021 than for the same period in 2020 due largely to the purchasing activity in 2020 that was a result of the Cigar Lake production suspension. Purchases for the first six months of 2021 were 3.9 million pounds compared to 19.3 million pounds during the same period of 2020. See note 15 of our interim financial statements for more information.

FINANCING ACTIVITIES

We use debt to provide additional liquidity. We have sufficient borrowing capacity with unsecured lines of credit totalling about $2.7 billion at June 30, 2021, unchanged from March 31, 2021. At June 30, 2021, we had approximately $1.5 billion outstanding in financial assurances, unchanged from March 31, 2021. At June 30, 2021, we had no short-term debt outstanding on our $1.0 billion unsecured revolving credit facility, unchanged from December 31, 2020. This facility matures November 1, 2023.

Long-term contractual obligations

Since December 31, 2020, there have been no material changes to our long-term contractual obligations. Please see our 2020 annual MD&A for more information.

20    CAMECO CORPORATION

Debt covenants

We are bound by certain covenants in our unsecured revolving credit facility. The financially related covenants place restrictions on total debt, including guarantees. As at June 30, 2021, we met these financial covenants and do not expect our operating and investment activities for the remainder of 2021 to be constrained by them.

OFF-BALANCE SHEET ARRANGEMENTS

We had three kinds of off-balance sheet arrangements at June 30, 2021:

•	purchase commitments

•	financial assurances

•	other arrangements

There have been no material changes to our purchase commitments since December 31, 2020. Please see our annual MD&A for more information.

Financial assurances

At June 30, 2021, our financial assurances totaled $1.5 billion, unchanged from March 31, 2021.

Other arrangements

We have arranged for standby product loan facilities with various counterparties. The arrangements allow us to borrow up to 2.0 million kgU of UF6 conversion services and 2.6 million pounds of U3O8 over the period 2020 to 2023 with repayment in kind up to December 31, 2023. Under the loan facilities, standby fees of up to 1% are payable based on the market value of the facilities and interest is payable on the market value of any amounts drawn at rates ranging from 0.5% to 1.6%. At June 30, 2021, we have 1.1 million kgU of UF6 conversion services drawn on the loans.

BALANCE SHEET

($ MILLIONS)	JUN 30, 2021	DEC 31, 2020	CHANGE
Cash, cash equivalents and short-term investments	1,176	943	25%
Total debt	996	996	—
Inventory	507	680	(25)%

Total cash, cash equivalents and short-term investments at June 30, 2021 were $1.2 billion, or 25% higher than at December 31, 2020 primarily due to the draw-down of inventory during the quarter. Net debt at June 30, 2021 was negative $180 million.

Total product inventories are $507 million compared to $680 million at the end of 2020. Inventories decreased as sales were higher than production and purchases in the first six months of the year. The average cost for uranium has decreased to $37.59 per pound compared to $37.95 per pound at December 31, 2020. As of June 30, 2021, we held an inventory of 9.9 million pounds of U3O8 equivalent (excluding broken ore). Inventory varies from quarter to quarter depending on the timing of production, purchases and sales deliveries in the year.

2021 SECOND QUARTER REPORT    21

Financial results by segment

Uranium

				THREE MONTHS ENDED JUNE 30			SIX MONTHS ENDED JUNE 30
HIGHLIGHTS				2021	2020	CHANGE	2021	2020	CHANGE
Production volume (million lbs)				1.3	—	n/a	1.3	2.1	(38)%
Sales volume (million lbs)				6.0	9.2	(35)%	11.0	15.2	(28)%
Average spot price	($	US/lb	)	30.85	33.33	(7)%	30.18	29.46	2%
Average long-term price	($	US/lb	)	33.58	35.67	(6)%	33.79	34.08	(1)%
Average realized price	($	US/lb	)	33.56	32.99	2%	32.97	32.36	2%
	($	Cdn/lb	)	41.70	46.13	(10)%	41.41	44.28	(6)%
Average unit cost of sales (including D&A)	($	Cdn/lb	)	46.03	49.82	(8)%	49.66	46.20	7%
Revenue ($ millions)				252	426	(41)%	457	674	(32)%
Gross loss ($ millions)				(26)	(34)	24%	(91)	(29)	>(100)%
Gross loss (%)				(10)	(8)	(25)%	(20)	(4)	>(100)%

SECOND QUARTER

Production during the quarter was 1.3 million pounds. In the second quarter of 2020 there was no production due to the precautionary production suspension due to the COVID-19 pandemic. See Uranium 2021 Q2 updates starting on page 25 for more information.

Uranium revenues this quarter were down 41% compared to 2020 due to a decrease in sales volumes of 35% as well as a decrease of 10% in the Canadian dollar average realized price. While the US dollar average realized price increased by 2%, the Canadian dollar average realized price decreased by 10% as a result of a strengthening of the Canadian dollar. The average US dollar spot price for uranium decreased by 7% compared to the same period in 2020.

Total cost of sales (including D&A) decreased by 40% ($278 million compared to $460 million in 2020) due to a 35% decrease in sales volume and a unit cost of sales that was 8% lower than the same period last year. Unit cost of sales was lower than in the second quarter of 2020 due a reduction in care and maintenance costs as Cigar Lake resumed production in April 2021. Care and maintenance costs for Cigar Lake were $8 million during the second quarter of 2021 compared to $28 million for the same period last year, as the operation was in care and maintenance for the full second quarter of 2020. The care and maintenance periods were a result of our proactive decision to suspend production at the Cigar Lake mine in response to the threat posed by the COVID-19 pandemic.

The net effect was an $8 million increase in gross profit for the quarter.

Equity earnings from investee, JV Inkai, were $2 million in the second quarter compared to $1 million in same period last year.

FIRST SIX MONTHS

Production volumes for the first six months of the year were 38% lower than in the previous year. See Uranium 2021 Q2 updates starting on page 25 for more information.

Uranium revenues decreased 32% compared to the first six months of 2020 due to a 28% decrease in sales volumes and a decrease of 6% in the Canadian dollar average realized price. While the average US dollar spot price for uranium increased by 2% compared to the same period in 2020, the average realized price for the first six months was 6% lower compared to the same period in 2020 primarily due to a stronger Canadian dollar.

Total cost of sales (including D&A) decreased by 22% ($548 million compared to $703 million in 2020) as a result of a 28% decrease in sales volume partially offset by a unit cost of sales that was 7% higher than the first six months of last year. Unit cost of sales is higher than in the same period in 2020 due to higher care and maintenance costs compared to the same period last year, resulting from our proactive decision to suspend Cigar Lake production for a second time in December 2020 in response to the threat posed by the COVID-19 pandemic. Care and maintenance costs related to Cigar Lake were $40 million for the first six months of 2021 compared to $28 million for the same period last year.

The net effect was a $62 million decrease in gross profit for the first six months.

22    CAMECO CORPORATION

Equity earnings from investee, JV Inkai, were $22 million for the first six months compared to $15 million for the same period last year.

The table below shows the costs of produced and purchased uranium incurred in the reporting periods (which are non-IFRS measures, see the paragraphs below the table). These costs do not include care and maintenance costs, selling costs such as royalties, transportation and commissions, nor do they reflect the impact of opening inventories on our reported cost of sales.

	THREE MONTHS ENDED JUNE 30			SIX MONTHS ENDED JUNE 30
($CDN/LB)	2021	2020	CHANGE	2021	2020	CHANGE
Produced
Cash cost	20.46	—	n/a	20.46	16.94	21%
Non-cash cost	20.53	—	n/a	20.53	14.97	37%

Total production cost [1]	40.99	—	n/a	40.99	31.91	28%

Quantity produced (million lbs)[1]	1.3	—	n/a	1.3	2.1	(38)%

Purchased
Cash cost[1]	35.96	43.82	(18)%	36.41	41.17	(12)%

Quantity purchased (million lbs)[1]	2.4	14.7	(84)%	3.9	19.3	(80)%

Totals
Produced and purchased costs	37.73	43.82	(14)%	37.56	40.26	(7)%

Quantities produced and purchased (million lbs)	3.7	14.7	(75)%	5.2	21.4	(76)%

[1]

Due to equity accounting, our share of production will be shown as a purchase at the time of delivery. JV Inkai purchases will fluctuate during the quarters and timing of purchases will not match production. In the second quarter we purchased 1.4 million pounds at a purchase price per pound of $35.95 ($28.70 (US)) (1.4 million pounds in the first six months of 2021 at $35.95 ($28.70 (US)).

While McArthur River and Key Lake are shut down, our annual cost of production is expected to reflect the estimated life-of-mine operating cost, between $15 and $16 per pound, of mining and milling our share of Cigar Lake mineral reserves. However, our production costs in 2021 will be impacted by the suspension of operations until mid-April and the production rate for the remainder of the year at Cigar Lake and may fluctuate from quarter to quarter.

The benefit of the estimated life-of-mine operating cost for Inkai’s production of between $6 and $7 per pound, is expected to be reflected in the line item on our statement of earnings called “share of earnings from equity-accounted investee”.

Although purchased pounds are transacted in US dollars, we account for the purchases in Canadian dollars. In the second quarter, the average cash cost of purchased material was $35.96 (Cdn) per pound, or $28.33 (US) per pound in US dollar terms, compared to $31.30 (US) per pound in the second quarter of 2020. For the first six months, the average cash cost of purchased material was $36.41 (Cdn), or $28.47 (US) per pound, compared to $29.74 (US) per pound in the same period in 2020. As a result, the average cash cost of purchased material in Canadian dollar terms decreased by 18% this quarter and decreased by 12% for the six months compared to the same periods last year.

Cash cost per pound, non-cash cost per pound and total cost per pound for produced and purchased uranium presented in the above table are non-IFRS measures. These measures do not have a standardized meaning or a consistent basis of calculation under IFRS. We use these measures in our assessment of the performance of our uranium business. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow.

These measures are non-standard supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared according to accounting standards. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

To facilitate a better understanding of these measures, the following table presents a reconciliation of these measures to our unit cost of sales for the second quarter and the first six months of 2021 and 2020.

2021 SECOND QUARTER REPORT    23

Cash and total cost per pound reconciliation

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30
($ MILLIONS)	2021	2020	2021	2020
Cost of product sold	250.4	424.0	483.5	625.1
Add / (subtract)
Royalties	(1.4)	(3.2)	(6.0)	(7.7)
Care and maintenance costs	(35.5)	(44.9)	(89.3)	(70.9)
Other selling costs	(0.9)	(2.5)	(2.2)	(6.4)
Change in inventories	(99.7)	270.8	(217.4)	290.1

Cash operating costs (a)	112.9	644.2	168.6	830.2
Add / (subtract)
Depreciation and amortization	27.9	35.7	65.0	77.9
Care and maintenance costs	(13.2)	(18.4)	(31.8)	(29.2)
Change in inventories	12.0	(17.3)	(6.5)	(17.3)

Total operating costs (b)	139.6	644.2	195.3	861.6

Uranium produced & purchased (million lbs) (c)	3.7	14.7	5.2	21.4

Cash costs per pound (a ÷ c)	30.51	43.82	32.42	38.79
Total costs per pound (b ÷ c)	37.73	43.82	37.56	40.26

Fuel services

(includes results for UF6, UO2, UO3 and fuel fabrication)

				THREE MONTHS ENDED JUNE 30			SIX MONTHS ENDED JUNE 30
HIGHLIGHTS				2021	2020	CHANGE	2021	2020	CHANGE
Production volume (million kgU)				3.6	2.7	33%	7.6	6.4	19%
Sales volume (million kgU)				3.1	3.2	(3)%	5.7	6.3	(10)%
Average realized price	($	Cdn/kgU	)	32.57	28.95	13%	32.26	29.43	10%
Average unit cost of sales (including D&A)	($	Cdn/kgU	)	20.89	21.45	(3)%	21.19	20.96	1%
Revenue ($ millions)				100	92	9%	184	186	(1)%
Gross profit ($ millions)				36	24	50%	63	53	19%
Gross profit (%)				36	26	38%	34	28	21%

SECOND QUARTER

Total revenue for the second quarter of 2021 increased to $100 million from $92 million for the same period last year. This was primarily due to a 13% increase in average realized price partially offset by a 3% decrease in sales volumes compared to 2020. Average realized price increased mainly due to the mix of product sold.

The total cost of products and services sold (including D&A) decreased 6% ($64 million compared to $68 million in 2020) due to the 3% decrease in sales volume and a 3% decrease in the average unit cost of sales. Average unit cost of sales decreased due to $9 million of care and maintenance costs in 2020 due to the temporary suspension of operations in response to the threat imposed by COVID-19.

The net effect was a $12 million increase in gross profit.

FIRST SIX MONTHS

In the first six months of the year, total revenue decreased by 1% due to a 10% decrease in sales volumes offset by a 10% increase in realized price. The increase in realized price was mainly the result of the mix of products sold.

The total cost of products and services sold (including D&A) decreased 9% ($121 million compared to $133 million in 2020) due to the 10% decrease in sales volume, slightly offset by a 1% increase in the average unit cost of sales due to the mix of product sold.

The net effect was a $10 million increase in gross profit.

24    CAMECO CORPORATION

Our operations

Uranium – production overview

Due to our decision to proactively suspend production at Cigar Lake for a second time in December 2020, to manage the threat posed by the COVID-19 pandemic to our workforce, the operation remained on care and maintenance throughout the first quarter and until its restart in mid-April. Therefore, we had 1.3 million pounds production in the first six months of 2021 compared to 2.1 million pounds in the same period of 2020. See page 25.

We continue to evaluate the optimal mix of production, inventory and purchases in order to retain the flexibility to deliver long-term value.

URANIUM PRODUCTION

	THREE MONTHS ENDED JUNE 30			SIX MONTHS ENDED JUNE 30			2021
OUR SHARE (MILLION LBS)	2021	2020	CHANGE	2021	2020	CHANGE	TARGET
Cigar Lake	1.3	—	—	1.3	2.1	(38)%	up to 6

Total	1.3	—	—	1.3	2.1	(38)%	0.0

Uranium 2021 Q2 updates

PRODUCTION UPDATE

McArthur River/Key Lake

There was no production in the second quarter as a result of the planned production suspension that began in February 2018 and continues for an indeterminate duration due to continued weakness in the uranium market. The operation remains in a safe state of care and maintenance. A restart of the mine and mill is a commercial decision that will be based upon our success in signing acceptable new long-term contracts that will baseload our share of production from this operation and our confidence that market conditions will allow us to benefit from the favourable life-of-mine economics it provides.

Our share of the cash and non-cash costs to maintain both operations during the suspension is expected to range between $8 million and $10 million per month.

Cigar Lake

In December 2020, we safely suspended production at the Cigar Lake mine a second time as a precaution due to the COVID-19 pandemic. The mine remained suspended through the first quarter of this year until its restart in mid-April. As such, our share of production in the first six months of 2021 was 1.3 million pounds compared to 2.1 million pounds in the first six months of 2020 which was also impacted by a production suspension in the second quarter of 2020 as a COVID-19 precautionary measure.

On July 1 all non-essential personnel from the Cigar Lake mine were evacuated and production was temporarily suspended as a precaution due to the proximity of a forest fire. With the risk subsided and all infrastructure intact, the workforce returned on July 4 and production resumed in the first week of July.

In 2021, we expect to produce up to 12.0 million packaged pounds at Cigar Lake; our share is up to 6.0 million pounds.

As a result of the suspension in production, we have also experienced delays and deferrals in project work, including lower capital expenditures, which introduces potential risk to the production rate in 2022. Furthermore, the potential for post pandemic impacts on construction materials, equipment and labour remains uncertain and could further exacerbate production risk in future years.

Our share of the cash and non-cash costs while Cigar Lake was on care and maintenance was approximately $8 million in the second quarter, including our contribution to the care and maintenance costs at McClean Lake.

On June 28, the Canadian Nuclear Safety Commission granted a renewal of our Cigar Lake operating license. The renewed license is valid until June 30, 2031.

2021 SECOND QUARTER REPORT    25

Inkai

Production on a 100% basis was 2.3 million pounds for the quarter and 4.2 million pounds for the first six months of the year, compared to 1.7 million pounds and 3.5 million pounds in the same periods last year.

Based on an adjustment to the production purchase entitlement under the 2016 JV Inkai restructuring agreement, we are entitled to purchase 5.3 million pounds, or 59.4% of JV Inkai’s updated planned 2021 production of 9.0 million pounds, assuming no production disruptions due to the COVID-19 pandemic or other causes.

Due to equity accounting, our share of production is shown as a purchase at a discount to the spot price and included in inventory at this value at the time of delivery. Our share of the profits earned by JV Inkai on the sale of its production is included in “share of earnings from equity-accounted investee” on our consolidated statement of earnings.

TIER-TWO CURTAILED OPERATIONS

US ISR Operations

As a result of our 2016 curtailment decision, commercial production has ceased. As production is suspended, we expect ongoing cash and non-cash care and maintenance costs to range between $17 million (US) and $19 million (US) for 2021.

Rabbit Lake

Rabbit Lake continues in a safe state of care and maintenance and there was no production in the second quarter of 2021. While in standby, we continue to consider opportunities to minimize care and maintenance costs. We expect care and maintenance costs to range between $27 million and $32 million for 2021.

Fuel services 2021 Q2 updates

PORT HOPE CONVERSION SERVICES

CAMECO FUEL MANUFACTURING INC. (CFM)

Production update

Fuel services produced 3.6 million kgU in the second quarter, 33% higher than the same period last year. For the first six months, production was 19% higher than the same period last year due to the impact of the temporary suspension of production in 2020 resulting from the precautionary measures taken for the COVID-19 pandemic.

We expect to produce between 12.5 million and 13.5 million kgU in 2021, assuming no production disruptions due to the COVID-19 pandemic or other causes.

Labour relations

A new collective agreement with unionized employees at our fuel manufacturing operations in Port Hope and Cobourg was reached. The new agreement is for three years. The previous agreement expired June 1, 2021.

Qualified persons

The technical and scientific information discussed in this document for our material properties (McArthur River/Key Lake, Inkai and Cigar Lake) was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

MCARTHUR RIVER/KEY LAKE • Greg Murdock, general manager, McArthur River/Key Lake, Cameco CIGAR LAKE • Lloyd Rowson, general manager, Cigar Lake, Cameco	INKAI • Scott Bishop, director, technical services, Cameco

26    CAMECO CORPORATION

Additional information

Critical accounting estimates

Due to the nature of our business, we are required to make estimates that affect the amount of assets and liabilities, revenues and expenses, commitments and contingencies we report. We base our estimates on our experience, our best judgment, guidelines established by the Canadian Institute of Mining, Metallurgy and Petroleum and on assumptions we believe are reasonable.

Controls and procedures

As of June 30, 2021, we carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer (CEO) and chief financial officer (CFO), of the effectiveness of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon that evaluation and as of June 30, 2021, the CEO and CFO concluded that:

•

the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under applicable securities laws is recorded, processed, summarized and reported as and when required

•	such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure

There have been no changes in our internal control over financial reporting during the quarter ended June 30, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

2021 SECOND QUARTER REPORT    27